U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated May 18, 2005	4

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  June 3, 2005                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

KINGSWAY ANNOUNCES PUBLIC OFFERING OF PREFERRED UNITS OF AN INVESTMENT TRUST

Toronto, Ontario (May 18, 2005) – (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. today announced that a preliminary prospectus has been filed with securities regulatory authorities in Canada for a proposed public offering of preferred units of an investment trust.

The trust will only be qualified with securities regulatory authorities in Canada and will be sold through Scotia Capital Inc. and an underwriting syndicate to be formed by it. Kingsway expects to use the net proceeds from a note to be issued by a subsidiary in connection with this offering to provide additional capital to its operating subsidiaries and for general corporate purposes, including the repayment of all or a portion of its revolving credit facility.

This announcement does not constitute an offer to sell or solicitation of an offer to buy any securities. Any offering of the securities will only be made by means of a prospectus.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the sixth largest non-standard automobile insurer in North America according to A.M.Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-”(stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888